November 28, 2018

Marcia A. Dall
Executive Vice President and Chief Financial Officer
Churchill Downs Inc.
600 North Hurstbourne Parkway
Suite 400
Louisville, Kentucky 40222

       Re: Churchill Downs Inc.
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed February 28, 2018
           File No. 001-33998

Dear Ms. Dall:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

15. Segment Information, page 20

1. We note your presentation of disaggregated revenue by reportable segment and by location on page 22. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through
      55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note from page 11 that the timing of transfer of goods or services to customers occurs both at points in time and over time. We also note from your investor presentation dated November 2, 2018 that, for The Kentucky Derby, ticketing is a significant driver of revenues and multiyear sponsorship revenue supports long-term profitability and stability of earnings.
 Marcia A. Dall
Churchill Downs Inc.
November 28, 2018
Page 2
2. Please also tell us what consideration you gave to reporting revenues from external customers for each product and service or each group of similar products and services.
         Refer to ASC 280-10-50-40.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameMarcia A. Dall                             Sincerely,
Comapany NameChurchill Downs Inc.
                                                             Division of
Corporation Finance
November 28, 2018 Page 2                                     Office of
Transportation and Leisure
FirstName LastName